

Mail Stop 4631

August 6, 2009

Mr. Michael Cetrone
Chief Executive Officer and Chief Financial Officer
Cetrone Energy Company
11010 East Boundary Road
Elk, WA 99009

>   **RE: Post Effective Amendment to Form S-1 filed on June 2, 2009**
>   **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008**
>   **Forms 10-Q and 10-Q/A for the period ended March 31, 2009**
>   **File No. 333-153381**

Dear Mr. Cetrone:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief